



Rafael Ferreira · 2nd

Chief Executive Officer at Labdoor

San Francisco, California, United States · Contact info

500+ connections

2 mutual connections: Jake Suggs and Andres Kupervaser Gould

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Labdoor

Universidade Metodista de São Paulo

About

Experienced Creative Director, Art Director, and Marketing Director with a demonstrated history of working in the advertising and health & wellness industry. Skilled in UX/UI, Advertising, Graphic Design, Growth, and Marketing Strategy. Strong leader with a Bachelor of Communication focused in Advertising from Universidade Metodista de São Paulo. ...see more

Activity

653 followers

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Rafael Ferreira commented on a post • 3d

Juliana Libardi Maia - Do you think your company is a fit?

44 · 3 comments

Rafael Ferreira reshared a post • 3d

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Experience

Labdoor
10 yrs 4 mos
San Francisco, California, United States

- **Chief Executive Officer**
  Dec 2020 - Present · 1 yr 9 mos
- **Chief Marketing Officer**
  May 2012 - Dec 2020 · 8 yrs 8 mos

Art Director
5MetaCom
Oct 2008 - May 2012 · 3 yrs 8 mos
Indianapolis, Indiana, United States

Art Director
Pit Propaganda
Jul 2007 - Nov 2007 · 5 mos
São Paulo, Brazil

Art Director
Pura Propaganda
May 2007 - Jun 2007 · 2 mos
São Paulo, Brazil

Art Director
J3P Propaganda
Oct 2006 - Mar 2007 · 6 mos
São Paulo, Brazil

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Education

Universidade Metodista de São Paulo
Bachelor of Communication, Advertising
2001 - 2004

Skills

Art Direction
- Endorsed by Pablo Manzotti and 1 other who is highly skilled at this
- Endorsed by 3 colleagues at Labdoor
- 22 endorsements

User Experience
- Endorsed by 5 colleagues at Labdoor
- 20 endorsements

Graphic Design
- Endorsed by Sherzod Max and 1 other who is highly skilled at this
- Endorsed by 2 colleagues at Labdoor
- 15 endorsements

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Recommendations

Received | Given

Benita Lee · 2nd
Content Strategy & Communications
February 9, 2021, Benita reported directly to Rafael

I genuinely enjoyed working with Rafael and regard him as a fair, supportive, and strategic leader in terms of marketing/advertising sensibilities and day-to-day management. Even under high-pressure deadlines, he had a knack for conveying abstract, big-picture ideas in a way that they were actionable, and he consistently brought innovative ideas to the table in the process. I was particularly impressed ...see more

Brian Kenny · 3rd
Senior Creative Consultant
April 28, 2019, Brian worked with Rafael on the same team

The way Rafael designs and works through a creative project has always reminded me of the way I imagine the Beatles wrote songs. To see (or hear) the final product, it all seems to fit together naturally, as if the individual pieces were always meant to go together. It feels accessible and universal. Everybody

...s ...th ...most posts were always made to go together: these seductable and cursually everybody gets it. But beneath that simplicity is a deep, thoughtful, complex process that not only nails t ...see more


Marian Travassos 🔗 · 3rd
Estrategista e pesquisadora
April 23, 2019, Marian worked with Rafael on the same team

I've never been so happy at work as I was when working in Rafael's team. He was the most easygoing boss and yet he knew how to take out the best of each one of us. A brilliant leader and very creative mind, always ready to pop up with a great idea.

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Courses

Digital Photography
 Associated with Universidade Metodista de São Paulo

Growth Series - Reforge (SVBR)

Studio Photography
 Associated with Universidade Metodista de São Paulo

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Honors & awards

Webby Awards - Short List
Issued by International Academy of Digital Arts and Sciences · Jan 2016

Webby Awards - Short List
Issued by International Academy of Digital Arts and Sciences · Jan 2015

Languages

English

Portuguese

Spanish

Interests

Influencers   Companies   Groups   Schools


Mark Cuban 🔗 · 3rd
President
7,536,717 followers
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